Inter & Co, Inc.
Notice to Shareholders
INTER & CO, INC (Nasdaq: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that Banco Inter S.A. (“Banco Inter”), an indirect subsidiary of the Company, filed with the Central Bank of Brazil (“Bacen”) an authorization request for the acquisition of 5% (five percent) of the capital stock of Granito Instituição de Pagamento S.A. (“Granito”), held by minority shareholders (“Acquisition”).
Banco Inter currently holds shares representing 45% (forty-five percent) of Granito's capital stock. Banco BMG S.A. holds shares representing another 45% (forty-five percent) of Granito's capital stock and minority shareholders hold the remaining 10% (ten percent). If the approval is granted by Bacen, Banco Inter will complete the Acquisition and become a holder of 50% (fifty percent) of Granito's capital stock.
Additionally, Granito's management is proposing a capital stock increase which has not yet been approved by Granito's shareholders. Banco Inter's vote at Granito's shareholders' meeting depends on the approval of Banco Inter's Board of Directors and such approval has not yet been obtained.
Additional information regarding Inter&Co and its subsidiaries may be obtained on the Inter&Co (http://ri.bancointer.com.br) website or from Inter&Co's Investor Relations Department at ri@bancointer.com.br.
Belo Horizonte, May 4, 2023.
SANTIAGO HORACIO STEL
Chief Strategy and Investor Relations Officer